December 5, 2019	Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com Nathaniel Segal Counsel +1 312 609 7747 nsegal@vedderprice.com

BY ELECTRONIC MAIL AND EDGAR TRANSMISSION

Mr. Sonny Oh, Esq.

Senior Counsel

Division of Investment Management—Disclosure Review

and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Brighthouse Life Insurance Company of NY

Initial Registration Statement on Form S-3

Brighthouse Shield® Level Select 3-Year Annuity (File No. 333-234535)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company of NY (“BLNY” or the “Registrant”), we are responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on November 27, 2019 with regard to the Registration Statement on Form S-3 (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on November 6, 2019, which relates to the Brighthouse Shield® Level Select 3-Year Annuity which is an individual single premium deferred index-linked separate account annuity contract (referred to herein as the “Contract”) to be issued by BLNY. (For ease of reference, the Contract may be referred to herein as “Shield Level 3.”) As noted in the transmittal letter accompanying the Registration Statement, the primary purpose for which the Registration Statement was filed was to register additional interests in the Contract.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response. In cases where the Registrant’s response indicates that the Registrant has proposed revised disclosure to the prospectus, the page(s) of the prospectus, as so revised, are filed herewith.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the prospectus. Page references refer to the courtesy copy provided to the Staff of the Shield Level 3 prospectus marked against the prospectus for the Brighthouse Shield® Level Select 3-Year Annuity issued by Brighthouse Life Insurance Company (“BLIC”), included in Pre-Effective Amendment No. 1 to BLIC’s Registration Statement on Form S-3 filed on November 7, 2019 (File No. 333-233235).

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Sonny Oh

December 5, 2019

1.        Cover Page of Prospectus

Comment:    Please ensure that the date of the prospectus is dated approximately as of the effective date of the Registration Statement, consistent with Rule 423 under the Securities Act.

Response:    The Registrant confirms that the prospectus will be dated approximately as of the effective date of the Registration Statement, consistent with Rule 423 under the Securities Act.

2.        Term (page 16)

Comment:    In the sub-section titled “Term Start Date,” in the section titled “TERM,” in the last sentence of the paragraph, please delete the word “term” appearing immediately before “duration” as follows: “The Initial Term Start Date(s) begins on the Issue Date, and thereafter, will be the Contract Anniversary coinciding with the term duration of the Term for the Shield Option completed.” (emphasis added.)

Response:    The Registrant has deleted the word “term” as requested by the Staff.

3.        Independent Registered Public Accounting Firm (page 49)

Comment:    Please confirm the accuracy of the description of BLNY’s financial statements which, unlike the description of BLIC’s financial statements in the BLIC prospectus for its Shield Level 3 contract, does not include the word “consolidated” (as in “consolidated financial statements”) in the first and second sentences of the above-captioned section.

Response:    The Registrant acknowledges the Staff’s comment and notes that the disclosure at issue will be reviewed by its independent registered public accounting firm and updated, as necessary in the Pre-Effective Amendment.

PART II

4.        Item 16 Exhibits

Comment:    Please provide revised powers of attorney (“POAs”) that are specific to the filing. There should be some indication in the POAs that the Board members were aware of the specific filing. The Staff also notes that there does not appear to be a POA for Mr. Douglas A. Rayvid, a Director of the Company.

Response:    The Registrant confirms it will file revised POAs with the Pre-Effective Amendment that identify the filing specifically and will include a POA for Mr. Rayvid. The Registrant notes that a POA for Mr. Rayvid was not needed for the filing of the Registration Statement since Mr. Rayvid was not a

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Sonny Oh

December 5, 2019

signatory thereto. (As required, the Registration Statement was signed by at least a majority of the Registrant’s Board of Directors.)

5.        Financial Statements, Exhibits, and Certain Other Information

a.     Comment:    Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response:    The Registrant acknowledges the Staff’s comment and is filing exhibits and any other required disclosure with the Pre-Effective Amendment. Financial statements will be incorporated by reference as permitted by Form S-3.

b.     Comment:    The Staff notes that exhibits to be filed by amendment, including, among other things, the opinion of counsel regarding legality and the Consent of Independent Registered Public Accounting Firm, remain subject to the Staff’s review upon filing.

Response:    The Registrant acknowledges that the exhibits are subject to the Staff’s review upon filing.

Very truly yours,

/s/ Nathaniel Segal

Nathaniel Segal

Counsel

Cc:	Michele H. Abate, Associate General Counsel, Brighthouse Financial, Inc.

    Dionne Sutton, Corporate Counsel, Brighthouse Financial, Inc.

    W. Thomas Conner, Shareholder, Vedder Price P.C.

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